

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2010

Terrill R. Moore
Executive Vice President and Chief Financial Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116

> **Re: First Interstate BancSystem, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2010**
> **File No. 333-164380**

Dear Mr. Moore:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please file all missing exhibits with your next amendment.

Summary, page 1

2.   Please revise the introductory language to indicate that the summary explains the "material information" contained in the prospectus rather than "selected information."

3.   At the beginning of the summary, include disclosure that prominently describes and quantifies the ownership and control that current stockholders and insiders will have and continue to exercise following the offering. Include a table that illustrates pre- and post-offering ownership and control. Include cross-references to the risk factors relating to these matters.

Summary Historical Consolidated Financial Data, page 7

4.   We note your presentation of "tangible common equity to tangible assets" in the table on page 9 and elsewhere in your filing. This ratio appears to be a non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. Please revise to comply with all of the requirements of Item 10(e) in Regulation S-K.

Regulation and Supervision, page 83

5.   You may not qualify this discussion by reference to the full text of the applicable statutes, regulations and policies. Revise to eliminate the qualification and indicate that all material regulation and supervision to which you are subject is discussed.

Compensation of Executive Officers, page 100

6.   In your next amendment, please include compensation information for the fiscal year ended December 31, 2009. See Regulation S-K Compliance and Disclosure Interpretation 217.11.

Principal and Selling Stockholders, page 116

7.   To the extent possible, please provide the information missing from this section in your next amendment. Also describe any current intent of any holders shown in the table on page 177 to convert their shares of Class B common stock into Class A common stock. If none of those individuals currently intend to convert their shares, please so state.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney